UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACHILLION PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00448Q201

(CUSIP Number)

May 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00448Q201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 7,091,103 shares*

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 7,091,103 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,091,103 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes [_] Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.34%*

12.	Type of Reporting Person (See Instructions) IA

*	Reflects the number of shares of outstanding common stock of the issuer beneficially owned by the Reporting Person on May 31, 2013. The percentage of the outstanding common stock beneficially owned was calculated based upon 96,556,639 shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2013.

CUSIP No. 00448Q201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 7,091,103 shares*

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 7,091,103 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,091,103 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes [_] Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.34%*

12.	Type of Reporting Person (See Instructions) IN

*	Reflects the number of shares of outstanding common stock of the issuer beneficially owned by the Reporting Person on May 31, 2013. The percentage of the outstanding common stock beneficially owned was calculated based upon 96,556,639 shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2013.

CUSIP No. 00448Q201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,990,032 shares*

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 4,990,032 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,990,032 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes [_] Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.17%*

12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

*	Reflects the number of shares of outstanding common stock of the issuer beneficially owned by the Reporting Person on May 31, 2013. The percentage of the outstanding common stock beneficially owned was calculated based upon 96,556,639 shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2013.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the statement on Schedule 13G originally filed by the Reporting Persons (defined below) with the Securities and Exchange Commission (the “SEC”) on October 4, 2013 (the “Original Statement,” and together with this Amendment, the “Statement”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Achillion Pharmaceuticals, Inc. (the “Issuer”).

RA Capital Management, LLC (“Capital”) is the general partner of RA Capital Healthcare Fund, L.P. (the “Fund”) and serves as investment adviser for a separately managed account (the “Account”). Peter Kolchinsky is the manager of Capital. Mr. Kolchinsky, Capital and the Fund are referred to herein collectively as the “Reporting Persons.” Shares reported herein as beneficially owned by the Fund represent shares of Common Stock (i) held of record by the Fund and (ii) issuable upon exercise of call options held of record by the Fund. Shares reported herein as beneficially owned by Capital and Mr. Kolchinsky represent (a) the above-referenced shares of Common Stock beneficially owned by the Fund and (b) shares of Common Stock (I) held in the Account, and (II) issuable upon exercise of call options held in the Account. Shares reported herein, including shares underlying call options, are reported as beneficially owned for purposes of Section 13(d) of the Securities Exchange Act of 1934, and the inclusion of such shares in this Amendment shall not be deemed an admission that the Reporting Persons are beneficial owners of such shares for any other purpose.

This Amendment is being filed to report the Reporting Persons’ holdings of Common Stock (1) as of May 31, 2013, the first date on which the Fund beneficially owned more than 5% of the outstanding shares of Common Stock, (2) on July 2, 2013, the first date on which any Reporting Person may be deemed to have beneficially owned more than 10% of the outstanding shares of Common Stock, and (3) on September 27, 2013, the first date on which any Reporting Person may be deemed to have beneficially owned more than 15% of the outstanding shares of Common Stock (July 2, 2013 and September 27, 2013, each, a “Subsequent Amendment Date”). Information regarding the holdings of each Reporting Person as of May 31, 2013 is set forth on the cover page hereto, and information regarding each Reporting Person’s holdings as of each Subsequent Amendment Date is set forth in Item 4 hereof.

The Reporting Persons commenced reporting on Schedule 13D as of September 30, 2013, the first date on which any Reporting Person may be deemed to have beneficially owned more than 20% of the outstanding shares of Common Stock. The Reporting Persons resumed reporting on Schedule 13G as of August 28, 2014, the date on which all Reporting Persons no longer beneficially owned more than 20% of the outstanding shares of Common Stock.

Item 1.

(a) Name of Issuer: Achillion Pharmaceuticals, Inc.

(b) Address of the Issuer’s Principal Executive Offices: 300 George Street, New Haven, CT 06511.

Item 2.

(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Peter Kolchinsky, RA Capital Management, LLC and RA Capital Healthcare Fund, L.P.

(b) Address of Principal Business Office: The principal business office of the Reporting Persons is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.

(c) Citizenship: Capital is a Massachusetts limited liability company. The Fund is a Delaware limited partnership. Mr. Kolchinsky is a United States citizen.

(d) Title and Class of Securities:  Common Stock.

(e) CUSIP Number: 00448Q201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Item 4 of the Statement is hereby amended and supplemented as follows:

(a)-(b) The table below sets forth (1) the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of May 31, 2013 and as of each Subsequent Amendment Date and (2) the percentage of the outstanding Common Stock beneficially owned by each of the Reporting Persons as of each such date, calculated based upon the total number of shares outstanding reported in the most recent Quarterly Report on Form 10-Q filed by the Issuer prior to the applicable date.

	RA Capital Healthcare Fund, L.P.		RA Capital Management, LLC (1)		Peter Kolchinsky (1)
Date	(#)	(%)	(#)	(%)	(#)	(%)
5/31/13	4,990,032	5.17%	7,091,103	7.34%	7,091,103	7.34%
7/2/13	8,177,844	8.47%	9,695,802	10.04%	9,695,802	10.04%
9/27/13	11,576,755	11.98%	15,157,061	15.68%	15,157,061	15.68%

(1)	Amounts reported above for the Fund represent shares of Common Stock beneficially owned by the Fund. Amounts reported above for each of Capital and Peter Kolchinsky represent shares of Common Stock beneficially owned by the Fund and the Account.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

The Joint Filing Agreement, executed by and among the Reporting Persons, dated October 4, 2013, which was filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 4, 2013, is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC General Partner

By: /s/ Peter Kolchinsky
Peter Kolchinsky Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky
Peter Kolchinsky Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky